July 13, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE,
Mail Stop 3561
Washington, DC 20549
Attention: Hanna Teshome

Re:

Toyota Motor Credit Corporation
Toyota Auto Finance Receivables LLC
Revised S-3 Submission

File No. 333-134443

Dear Ms. Teshome:

On June 29, 2006, our client, Toyota Auto Finance Receivables LLC (“the Company”) filed with the Securities and Exchange Commission (the “Commission”) our S-3/A, consisting of a revised form of prospectus supplement and a base prospectus.  We are in receipt of the comments (the “Comments”) of the staff (the “Staff”) of the Commission set forth in the Commission’s letter dated July 7, 2006.  We and the Company thank the Staff for the Comments.  On behalf of the Company, submitted below are the Company’s responses to the Comments.

For your convenience, the Company’s responses have been placed in the order in which the Staff presented its Comments and the text of the Comment is presented in bold and italics before each response.  In order to assist your monitoring, we have either responded to the Comment and/or have described how the form of prospectus supplement and/or base prospectus, as applicable, was amended in response to the Comment.  All page references in this letter are to the marked version of the documents we are providing you, which are marked to show changes from the initial submission.

Registration Statement on Form S-3

1.

Comment: Pursuant to Rule 101 of Regulation S-T, please file your response letters to the staff on EDGAR as correspondence.

Response:  We confirm that we will file our response letters to the Staff on EDGAR as correspondence.

Base Prospectus

Credit and Cash Flow Enhancement, page 61

2.

Comment: Please revise this section to include a description of all the credit and cash flow enhancements referenced on page 7 of the summary.  In that regard, please refer to our prior comment 4.

Response:  The base prospectus has been revised in accordance with this comment to include a description of all credit and cash flow enhancements referenced on page 7 of the summary.  Please see pages 59 to 61.

3.

Comment: We note in the last sentence of the first paragraph of this section that a credit or cash flow enhancement for a series of Securities may cover one or more other series of Securities.  We also note in the last sentence of the second paragraph that if a form of credit enhancement covers more than one series of securities that securityholders of any such series will be subject to the risk that such credit enhancement will be exhausted by claims of securityholders of other series.  Please provide us with a legal analysis as to why this arrangement in consistent with the definition of an asset-backed security.

Response:  The base prospectus has been revised in accordance with this comment to delete the references to “series” in the indicated sentences.  Credit or cash flow enhancement will not cover more than one Series of Securities.  Please see page 58.

Exhibit 4.3

4.

Comment: This agreement does not appear to have been revised in accordance with Items 1122 and 1123 of Regulation AB to provide a separate assessment report, attestation report and servicer’s compliance statement.  Please refer to Instructions to Items 1122 and 1123 of Regulation AB and revise accordingly.

Response:  Section 4.11 of Exhibit 4.3 requires the delivery of a Servicer’s compliance statement and Section 4.12(i) and (ii) of Exhibit 4.3 requires the delivery of an assessment of compliance and attestation report.  Section 1(a)(i)(X) of the Administration Agreement requires the filing of all required documents and certifications with the Commission.

Thank you for your attention to our revised submission.  Please contact me at 917-777-4333 or mjoseph@mckeenelson.com, or my partner Reed Auerbach at 917-777-4400 or rauerbach@mckeenelson.com, should you want to discuss any of the matters raised in this letter.

Sincerely,

/s/ Matthew P. Joseph

Matthew P. Joseph

cc:

Mr. Christopher Romaine

Toyota Auto Finance Receivables LLC